Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING
INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009

HIGHLIGHTS

Financial

  Sales decreased by 41.3% from US$705.3 million for the six months ended June 30, 2008 to US$413.9 million for the six months ended June 30, 2009, primarily as a result of worldwide economic downturn.

  The Company’s operating loss was US$270.6 million for the six months ended June 30, 2009 compared to operating loss of US$242.6 million for the six months ended June 30, 2008.

  The Company had a net loss attributable to holders of ordinary shares of US$276.5 million for the six months ended June 30, 2009 compared to a net loss of US$270.5 million for the six months ended June 30, 2008.

Operational

  The number of wafers the Company shipped decreased by 40.5%, from 856,373 8-inch wafer equivalents to 509,943 8-inch wafer equivalents, between these two periods. The simplified average selling price of total revenue during this period decreased by 1.5% from US$824 per wafer to US$812 per wafer.

  This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on September 21, 2009.

Chairman’s Statement

Dear Shareholders,

In the challenging and uncertain business environment resulting from the global economic recession in 2009, SMIC remained firmly committed to its business strategy and has experienced a relatively quick rebound from the difficult first quarter as overall market conditions improved. The Company has continued to benefit from the steady growth of the China IC market, spurred on by strong domestic demand and implementation of the stimulus package created by the PRC Government. We are pleased to see that China was able to maintain GDP growth of more than 7% in the first half of 2009. With these driving factors, our revenue for the second quarter of 2009 was more than 80% higher than that in the first quarter of 2009, and we believe that our revenue will continue to improve in the near term. While business is on the recovery and the Company strives toward its profitability target, the Board will continue to be vigilant by implementing strict controls on cost and capital expenditure.

As the new Chairman of the Board, I will make certain that the Board, apart from focusing on strategic issues, will continue to uphold corporate governance by monitoring the performance of the SMIC management team and employees for the long-term best interest of our shareholders. The various policies and guidelines of the Company are reflections of our commitment to maximizing the effectiveness of the Board and senior management in policy and decision-making. In addition, our employees throughout the world are expected to conduct business in accordance with the ‘‘Code of Business Conduct and Ethics’’ as approved by the Board by maintaining high standards of governance, integrity, responsibility and accountability, which are important to the long-term viability of our business.

On behalf of the Board, I would like to welcome Mr. Gao Yonggang and Mr. Chen Shanzhi who have been appointed as non-executive directors to SMIC as of the date of the 2009 Annual General Meeting. Mr. Gao’s extensive financial management experiences in various industries such as retail, industrial, municipal utilities, and from many different organizations such as state-owned enterprises, private enterprises, joint ventures and government agencies will be valuable in guiding SMIC in its financial planning. Mr. Chen, whose expertise in technical standard development, corporate IT, strategic alliances and cooperation, and experience as a member of the Expert Group of Information Technology of the National High Technology Research and Development Program of China (863 Program), will provide invaluable insights to SMIC in its technology development. I am looking forward to working closely with these two gentlemen.

We are well aware of the challenges in 2009 and beyond, but we will continue to focus on our core manufacturing business and strengthen our market position, especially in China. We also plan to enhance our advanced technology capabilities and strengthen partnerships with our major customers. I am confident that our commitment, dedication and innovation will better enable us to weather the global crisis and position ourselves as a stronger provider of foundry services.

Jiang Shang Zhou
Chairman of the Board

Shanghai, PRC
September 21, 2009

Chief Executive Officer’s Statement

Dear Shareholders,

The first quarter of 2009 was a very difficult quarter for the overall foundry industry. However, in the second quarter of 2009, SMIC witnessed solid business recovery on all fronts. Total revenue for the second quarter of 2009 increased 82.5% sequentially compared to the first quarter of 2009. Our overall utilization rate increased to 75% in the second quarter of 2009 as our logic shipments increased by 102% quarter-over-quarter. In addition, advanced logic revenue for 0.13-micron and below grew by more than 135% from the first quarter of 2009, equivalent to 41% contribution to the total revenue in the second quarter of 2009, compared to 32% revenue contribution in the first quarter of 2009. Furthermore, our book-to-bill ratio has been greater than 1 for every month from February to June and new tape-outs in the second quarter of 2009 are up 58.5% compared to the first quarter of 2009. This new tape out level achieved a record high as compared to the last six quarters.

This significant recovery was driven primarily by our customers’ strong performances in the communications and consumer segments such as handset, PDA, digital TV, and WiFi applications. In addition, demand from both our Greater China and North America markets increased dramatically in the second quarter of 2009 as compared to the first quarter of 2009, while demand from our European market also witnessed a healthy recovery.

While focusing on continued operational execution, we also made significant efforts in strengthening our advanced technology development. First, in the second quarter of 2009, we provided 65nm low leakage process IPs, adopted the HSPICE circuit simulator for the 65nm IP blocks, and provided 65nm RTL-to-GDSII reference design flow. Starting in the third quarter of 2009, we have commenced risk production on our 65nm low-power process. Second, in the second quarter of 2009, we have achieved successful completion of our first 45nm high performance generic process yield lot and have adopted the HSPICE circuit simulator for the 45nm IP blocks, enabling us to further service our customers with competitive advanced technology. In addition, our 45nm low-power technology qualification process is on track with products from various customers under development. Our current aim is to pass the full-scale 45nm technology qualification by the end of year 2009. Moving forward, we believe that our continued efforts to strengthen our technology and overall product mix will lead us closer to our goal of achieving profitability.

Despite the challenging macro-environment, we have achieved a positive EBITDA margin throughout the global economic downturn. We have also continued to exercise tight control over capital expenditures and operating expenses in order to enhance our financial position. For the six-month period ended June 30, 2009, we have spent a total of $44.9 million on capital expenditures while for the same period, we have generated $121.3 million net cash from operations. Our $190 million annual capital expenditure budget for 2009 is unchanged.

We plan to maintain stringent cost control and continue to focus on enhancing our product portfolio. We remain committed in strengthening our operational and financial performances on all fronts as we strive toward our goal of achieving profitability.

Finally, I would like to sincerely thank all of our shareholders, customers, partners and our dedicated employees for their continued support and trust. I am honored to lead SMIC through these opportunities and challenges, and am looking forward to reporting to you our progress throughout 2009 and beyond.

May God bless you and SMIC,

Richard R. Chang
Chief Executive Officer

Shanghai, PRC
September 21, 2009

RESULTS

The Board of Directors (the ‘‘Board’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2009, and would like to express their gratitude to the shareholders and their staff for the support of the Company.

Condensed Consolidated Statement of Operations

For the six months ended June 30, 2009 and 2008
(in US$ thousands, except per share data)
(unaudited)

		Six months ended
	NOTES	June 30,
		2009	2008
Sales	16	$413,941	$705,288
Cost of sales		556,218	717,016
Gross loss		(142,277)	(11,728)
Operating expenses (income):
Research and development		66,945	71,917
General and administrative		32,123	31,934
Selling and marketing		11,112	9,240
Amortization of acquired intangible assets		17,889	13,683
Impairment loss of long-lived assets	10	—	105,774
Loss (income) from sales of equipment and other fixed assets		218	(1,646)
Total operating expenses		128,287	230,902
Loss from operations	17	(270,564)	(242,630)
Other income (expense):
Interest income		1,071	7,817
Interest expense		(13,884)	(32,547)
Foreign currency exchange (loss) gain		(138)	12,796
Others, net		2,669	3,145
Total other expense, net		(10,282)	(8,789)
Loss before income tax		(280,846)	(251,419)
Income taxes benefit (expense)	15	6,185	(21,188)
Loss from equity investment		(1,355)	(326)
Net loss		$(276,016)	$(272,933)
Accretion of interest to noncontrolling interest		(521)	2,449
Loss attributable to Semiconductor Manufacturing International Corporation		$(276,537)	$(270,484)
Loss per share, basic and diluted
Net loss per share attributable to Semiconductor Manufacturing International
Corporation ordinary shareholders		$(0.01)	$(0.01)
Shares used in calculating basic and diluted loss per share		22,347,864,588	18,583,169,690
Amount attributable to Semiconductor Manufacturing International Corporation
ordinary shareholders		$(276,537)	$(270,484)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As of June 30, 2009 and December 31, 2008
(in US$ thousands, except per share data)
(unaudited)

	NOTES	June 30,	December 31,
		2009	2008
ASSETS
Current assets:
Cash and cash equivalents		$435,613	$450,230
Restricted cash	6	22,580	6,255
Short-term investments		3,313	19,928
Accounts receivable, net of allowances of $5,637,336 and $5,680,658 on
June 30, 2009 and December 31, 2008, respectively	8	161,182	199,372
Inventories	9	183,012	171,637
Prepaid expense and other current assets		18,876	56,299
Receivable for sale of equipment and other fixed assets		—	23,138
Total current assets		824,576	926,859
Prepaid land use rights		78,860	74,293
Plant and equipment, net	10	2,625,371	2,963,386
Acquired intangible assets, net		184,845	200,059
Deferred cost, net		35,319	47,092
Equity investment		10,275	11,352
Other long-term prepayments		825	1,895
Long-term receivable	18	131,072	—
Deferred tax assets		57,251	45,686
TOTAL ASSETS		$3,948,394	$4,270,622
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11	$166,699	$185,919
Short-term borrowings	12	273,678	201,258
Current portion of long-term debt	12	205,344	360,629
Accrued expenses and other current liabilities		117,632	122,174
Current portion of promissory notes	13	29,242	29,242
Income tax payable		851	552
Total current liabilities		793,446	899,774
Long-term liabilities:
Promissory notes	13	9,500	23,590
Long-term debt	12	615,999	536,518
Long-term payables relating to license agreements		16,488	18,169
Deferred tax liabilities		336	412
Total long-term liabilities		642,323	578,689
Total liabilities		1,435,769	1,478,463
Noncontrolling interest	14	34,303	42,795

	NOTES	June 30,	December 31,
		2009	2008
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 authorized,
22,353,411,672 and 22,327,784,827 shares issued and outstanding on
June 30, 2009 and December 31, 2008, respectively		8,941	8,931
Additional paid-in capital		3,494,328	3,489,382
Accumulated other comprehensive income (loss)		100	(439)
Accumulated deficit		(1,025,047)	(748,510)
Total stockholders’ equity		2,478,322	2,749,364
TOTAL LIABILITIES NONCONTROLLING INTEREST
AND STOCKHOLDERS’ EQUITY		$3,948,394	$4,270,622
Net Current Assets		$31,130	$27,085
Total assets less current liabilities		$3,154,948	$3,370,848

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statement of Stockholders’ Equity,
Comprehensive Loss and Noncontrolling Interest

For the six months ended June 30, 2009 and 2008
(in US$ thousands, except share data)

			Additional	Accumulated other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	stockholders	comprehensive	Noncontrolling
	Share	Amount	capital	income (loss)	deficit	equity	loss	interest
Balance at January
1, 2009	22,327,784,827	$8,931	$3,489,382	$(439)	$(748,510)	$2,749,364		$42,795
Redemption of
noncontrolling
interest								(9,013)
Exercise of
employee stock
options	25,626,845	$10	43			53
Share based
compensation			4,903			4,903
Net loss					(276,537)	(276,537)	$(276,537)	521
Unrealized loss on
hedge contracts				(14)		(14)	(14)
Foreign currency
translation
adjustments				553		553	553
Balance at June 30,
2009	22,353,411,672	$8,941	$3,494,328	$100	$(1,025,047)	$2,478,322	$(275,998)	$34,303
Balance at January
1, 2008	18,558,919,712	$7,424	$3,313,376	$(2)	$(308,279)	$3,012,519		$34,944
Exercise of
employee stock
options	34,000,623	$13	666		—	679
Share-based
compensation	—	—	6,890	—	—	6,890
Net loss	—	—	—	—	$(270,484)	(270,484)	$(270,484)	(2,449)
Foreign currency
translation
adjustments	—	—	—	(135)	—	(135)	(135)
Balance at June 30,
2008	18,592,920,335	$7,437	$3,320,932	$(137)	$(578,763)	$2,749,469	$(270,619)	$32,495

The accompanying notes are in integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2009 and 2008
(in US$ thousands)
(unaudited)

	Six months ended June 30,
	2009	2008
Operating activities:
Net loss	$(276,016)	$(272,933)

Adjustments to reconcile net loss to net cash
provided by operating activities:
Deferred taxes	(11,641)	12,449
Loss (income) from sale of fixed assets	218	(1,646)
Depreciation and amortization	387,905	379,641
Non-cash interest expense on promissory notes and
long-term payable relating to license agreements	2,039	3,912
Amortization of acquired intangible assets	17,889	13,683
Share-based compensation	4,903	6,890
Loss from equity investment	1,355	326
Impairment loss of long-lived assets	—	105,774
Changes in operating assets and liabilities:
Accounts receivable	38,190	35,970
Inventories	(11,375)	(4,084)
Prepaid expense and other current assets	38,493	(13,321)
Long-term receivable	(109,632)	—
Accounts payable	32,590	17,130
Accrued expenses and other current liabilities	6,096	322
Income tax payable	300	(671)
Net cash provided by operating activities	121,314	283,442
Investing activities:
Purchase of plant and equipment	(116,778)	(318,564)
Proceeds from government grant to purchase plant and equipment	20,983	—
Proceeds received from assets held for sale	745	1,333
Proceeds from disposal of plant and equipment	1,509	494
Purchase of acquired intangible assets	(15,609)	(41,292)
Purchase of short-term investments	(37,146)	(136,822)
Sale of short-term investments	53,761	112,134
Change in restricted cash	(16,325)	(91,130)
Purchase of equity investment	(278)	—
Net cash used in investing activities	(109,138)	(473,847)

	Six months ended June 30,
	2009	2008
Financing activities:
Proceeds from short-term borrowings	398,049	280,488
Repayment of short-term borrowings	(325,629)	(144,580)
Repayment of promissory notes	(15,000)	(15,000)
Proceeds from long-term debt	—	250,715
Repayment of long-term debt	(75,805)	(170,781)
Proceeds from exercise of employee stock options	53	679
Redemption of noncontrolling interest	(9,013)	—
Net cash (used in) provided by financing activities	(27,345)	201,521
Effect of exchange rate changes	552	(135)
Net (decrease) increase in cash and cash equivalents	(14,617)	10,981
Cash and cash equivalents, beginning of period	450,230	469,284
Cash and cash equivalents, end of period	$435,613	$480,265
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$5,156	$9,410
Interest paid	$21,696	$26,717
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING
OR FINANCING ACTIVITIES

Accounts payable for plant and equipment	$(47,582)	$(165,518)
Long-term payables relating to license agreements	$(16,488)	$(43,489)
Receivable for sales of manufacturing equipment	$21,440	$19,504

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2009 and 2008
(unaudited; in US$ thousands)

1. Basis Of Presentation

The accompanying condensed consolidated financial statements include the results of Semiconductor Manufacturing International Corporation and subsidiaries (the ‘‘Company’’). All inter-company accounts and transactions have been eliminated in consolidation. The interim condensed consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United State of America, or GAAP and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting and Appendix 16, ‘‘Disclosure of financial information,’’ of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s Annual Report for the year ended December 31, 2008 dated on April 17, 2009. The December 31, 2008 condensed consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all other financial statements and disclosures required by GAAP. In the opinion of management, these interim consolidated financial statements reflect all adjustments of a normal recurring nature necessary to present fairly the Company’s results for the interim periods. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates. In addition, the Company’s operating results for the six months ended June 30, 2009 may not be indicative of the operating results for the full fiscal year or any other future period.

We have evaluated subsequent events, as defined by Statement of Financial Accounting Standards (SFAS) No. 165, ‘‘Subsequent Events’’, through the date that the financial statements were issued on September 21, 2009.

2. Recently Issued Accounting Standards

In June 2009, the FASB issued SFAS No. 166, ‘‘Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140’’ (‘‘SFAS 166’’). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for our fiscal year beginning January 1, 2010. We are currently assessing the potential impact, if any, on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, ‘‘Amendments to FASB Interpretation No. 46(R)’’ (‘‘SFAS 167’’). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for our fiscal year beginning January 1, 2010. We are currently assessing the potential impact, if any, on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (‘‘SFAS 168’’), which divides nongovernmental GAAP into the authoritative Codification and guidance that is non-authoritative. SFAS 168 is not intended to change GAAP; however, the Codification significantly changes the way in which accounting literature is organized and because the Codification completely replaces existing standards, it will affect the way GAAP is referenced by most companies in their financial statements and accounting policies. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We do not expect SFAS 168 to have a material impact on our consolidated financial statements.

3. Fair Value

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

Fair Value Hierarchy

SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs other than quoted market prices in active markets that are observable, either directly or indirectly

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities within the scope of SFAS 157 to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value as of June 30, 2009 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

Assets/liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis as of June 30, 2009 and December 31, 2008 consisted of the following:

	Fair Value Measurements at June 30, 2009 Using
		Significant
		Other
		Observable	Significant
	Quoted Prices in Active Markets	Inputs	Unobservable Inputs	Total
	for Identical Instruments (Level 1)	(Level 2)	(Level 3)	Balance
Liabilities
Forward foreign
exchange contracts		$17		$17
Cross-currency swap
contracts		374		374
Interest Rate Swap
contracts		62		62
Derivative liabilities
measured at fair
value	$—	$453	$—	$453

3. Fair Value (Continued)

Fair Value Hierarchy (Continued)

	Fair Value Measurements at December 31, 2008 Using
		Significant
		Other
	Quoted Prices in Active Markets	Observable	Significant
	for Identical Instruments	Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Balance
Liabilities
Forward foreign exchange
contracts		$3,510		$3,510
Cross-currency swap
contracts		360		360
Derivative liabilities
measured at fair value	$—	$3,870	$—	$3,870

The derivatives were priced by models that use readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency.

Financial Instruments Not Recorded at Fair Value

The Company discloses the fair value of financial instruments that are not carried at fair value in accordance with SFAS 107, ‘‘Disclosure of Fair Value of Financial Instruments’’. Financial instruments include cash and cash equivalents, restricted cash, held-to-maturity investments, equity and cost method investments, short-term borrowings, promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables, other current liabilities, accounts receivable, other current assets, receivable for sale of manufacturing equipment and other fixed assets and long-term receivable. The fair values of cash and cash equivalents, restricted cash and short-term borrowings approximate their carrying values due to their short-term maturities. The fair value of long-term promissory notes and payables relating to license agreements was approximately $25,988,778, which was calculated based on current interest rates over the remaining payment terms. The fair value of long-term debt approximates its carrying value due to variable interest rates that approximate market rates. The fair value of cost method investment could not be practically estimated due to its non-marketability.

4. Revenue Recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

5. Share-based Compensation

The Company grants stock options to its employees and certain non-employees. The Company applies the provisions of Statement of Financial Accounting Standards No. 123(R), (‘‘SFAS 123(R)’’) ‘‘Share-Based Payment.’’

Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company’s total actual share-based compensation expense for the six months ended June 30, 2009 and 2008 are $4,903,000 and $6,890,000, respectively.

The fair value of each option grant and share granted is estimated on the grant date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Six months ended June 30,
	2009	2008
Average risk-free rate of return	1.56%	2.42%
Weighted average expected option life	4 years	4 years
Volatility rate	58.09%	36.45%
Expected dividend yield	0%	0%

Share-based Compensation Plans

The Company’s employee stock option plans (the ‘‘Plans’’) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

In 2004, the Company adopted the 2004 Stock Option Plan (‘‘2004 Option Plan’’) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares. The majority of the options have a contractual life of 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of June 30, 2009, options to purchase 922,594,994 ordinary shares were outstanding. As of June 30, 2009, options to purchase 393,471,496 ordinary shares were available for future grant.

In 2001, the Company adopted the 2001 Stock Option Plan (‘‘2001 Option Plan’’). Options to purchase 998,675,840 ordinary shares and 536,566,500 Series A convertible preference shares were authorized under the 2001 Option Plan. These options were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the 2001 Option Plan, options were generally granted at prices equal to the fair market value as estimated by the Board of Directors. The majority of the options have a contractual life of 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of June 30, 2009, options to purchase 324,317,850 ordinary shares were outstanding. As of June 30, 2009, options to purchase 409,787,764 ordinary shares were available for future grant. However, following the IPO, the Company no longer issues stock options under the 2001 Option Plan.

5. Share-based Compensation (Continued)

Share-based Compensation Plans (Continued)

A summary of the stock option activities and additional information regarding options outstanding as of June 30, 2009 is as follows:

	Number of	Weighted average	Weighted average	Aggregate
	options	exercise price	remaining contractual life	intrinsic value
Outstanding at January 1,
2009	1,124,155,994	$0.12
Granted	163,595,002	$0.04
Exercised	(1,772,000)	$0.02
Cancelled or forfeited	(39,066,152)	$0.12
Outstanding at June 30,
2009	1,246,912,844	$0.11
Vested or expected to vest
at June 30, 2009	1,046,128,056	$0.12	6.32 years	$30,284
Exercisable at June 30,
2009	523,677,747	$0.13	4.65 years	$32,101

During the six months ended June 30, 2009 and 2008, the total intrinsic value of the options exercised was $67,372 and $970,000, respectively.

The weighted-average grant-date fair value of options granted for the six months ended June 30, 2009 and 2008 was $0.02 and $0.03, respectively.

Restricted Share Units

In January 2004, the Company adopted the 2004 Equity Incentive Plan (‘‘2004 EIP’’) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, or 455,409,330 ordinary shares. As of June 30, 2009, 72,181,687 restricted share units were outstanding and 200,532,739 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The restricted share units vest over a requisite service period of four years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of the restricted share unit activities is as follows:

	Number of share	Weighted average	Weighted average	Aggregate
	units	exercise price	remaining contractual life	intrinsic value
Outstanding at January 1,
2009	95,620,762	$0.12
Granted	787,797	$0.04
Exercised	(23,854,845)	$0.12
Cancelled or forfeited	(372,027)	$0.13
Outstanding at June 30,
2009	72,181,687	$0.12
Vested or expected to vest
at June 30, 2009	44,330,201	$0.10	8.31 years	$4,666
Exercisable at June 30,
2009	101,250	$0.09	8.53 years	$10

Pursuant to the 2004 EIP, the Company granted 787,797 restricted share units during the six months ended June 30, 2009 having a grant date fair value of $0.02.

5. Share-based Compensation (Continued)

Unrecognized Compensation Cost Related to Non-vested Share-based Compensation

As of June 30, 2009, there was $13,788,160 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.10 years.

6. Restricted Cash

Restricted cash consists of bank time deposits pledged against short-term loans granted to the Company.

7. Derivative Financial Instruments

We are exposed to certain risks related to our ongoing business operations. We enter into derivative instruments with the objective of managing our financial and operational exposure arising from these risks by offsetting the gains and losses on the underlying exposures with the related gains and losses on the derivatives used to hedge them. The primary risks managed by using derivative instruments are foreign exchange rate fluctuation risk, interest rate risk, and cross currency swap fluctuation risk. We typically use forward contracts and swaps as part of our risk management program. Our risk management policies limit our use of derivative instruments to those to be used in managing risk.

Our risk management control system is used to assist in monitoring the hedging program, derivative positions and hedging strategies. Our hedging documentation includes hedging objectives, practices and procedures, and the related accounting treatment. Hedges that receive designated hedge accounting treatment are evaluated for effectiveness at the time they are designated as well as throughout the hedging period.

We recognize our derivative instruments as either assets or liabilities at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated as and qualifies as part of a hedging relationship and on the type of hedging relationship. We designate hedging instruments based upon the exposure being hedged as either a fair value hedge, or a cash flow hedge.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenues, expenses, and capital expenditure are primarily transacted in United States Dollars. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., the Company enters into transactions in other currencies and is primarily exposed to changes in exchange rates for the EURO, Japanese Yen, and Chinese Renminbi. To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts do not qualify for hedge accounting and, as a result, changes in fair value of the contracts are recorded directly in earnings as a component of other income (expense) and were $(17,000) and $(2,356,000) for the six months ended June 30, 2009 and 2008, respectively.

Notional amounts of forward exchange contracts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

Settlement currency	Notional amount	US dollar equivalents
As of June 30, 2009
European Euro	18,397	$25,783
Renminbi	(4,725)	(692)
		$25,091
As of December 31, 2008
European Euro	21,979	$31,144
Renminbi	1,294,294	189,543
		$220,687

7. Derivative Financial Instruments (Continued)

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest on the Company’s EURO denominated loans are linked to the EURIBOR. In 2009, the Company entered into a three-year interest rate derivative with notional amount of $24,000,000 that utilizes an interest rate swap agreements to modify the interest characteristics of a five-year syndicate loan to protect against volatility of future cash flows caused by the changes in interest rates associated with the loan. The instrument has been designated as a cash flow hedge. As such, the Company records the after-tax gain or loss from the effective portion of the hedge as a component of accumulated other comprehensive income (loss) and reclassifies such amounts into earnings in the same period(s) in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain (loss) recognized in other comprehensive income (effective portion), gain (loss) reclassified from accumulated other comprehensive income (effective portion) and gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing) was $(14,000), nil and $(48,000) for the six months ended June 30, 2009, respectively.

Cross Currency Swap Fluctuation Risk

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million. The company is primarily exposed to changes in exchange rate for the EURO. To minimize the risk, the company entered into a cross currency swap contract with contract terms fully matching the repayment schedule of the long-term loan to protect against the volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding foreign-currency denominated loan. The cross-currency interest rate swap agreements did not qualify for hedging accounting and, as a result, the change in fair value of the contracts is recorded directly in earnings as a component of other expense and other income and was $(374,000) and $4,325,000 for the six month periods ended June 30, 2009 and 2008, respectively.

Notional amounts of cross currency swap contracts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

Settlement currency	Notional amount	US dollar equivalents
As of June 30, 2009
Euro	21,571	$30,232
As of December 31, 2008
Euro	25,922	$36,732

7. Derivative Financial Instruments (Continued)

Credit Risk

We typically do not hold derivative instruments for the purpose of managing credit risk, since we limit the amount of credit exposure to any one counterparty and generally enter into derivative transactions with high-credit-quality counterparties. As of June 30, 2009 and December 31, 2008, our credit risk management program did not include credit derivatives.

The fair values of each derivative instrument are as follows:

	June 30, 2009	December 31, 2008
Derivatives designated as hedging instrument under SFAS 133:
Interest rate swap contracts	$(62)	$—
Derivatives not designated as hedging instrument under SFAS 133:
Forward foreign exchange contracts	$(17)	$(3,510)
Cross-currency interest rate swap contracts	(374)	(360)
Total Derivatives not designated as hedging instrument under SFAS 133	$(391)	$(3,870)
Total derivatives	$(453)	$(3,870)

As of June 30, 2009 and December 31, 2008, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities.

8. Account Receivable, Net Of Allowances

The Company determines credit terms for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing.

An aging analysis of trade debtors is as follows:

	June 30, 2009	December 31, 2008
Current	$138,120	$108,110
Overdue:
Within 30 days	18,861	18,211
Between 31 to 60 days	1,906	6,074
Over 60 days	2,295	66,977
	$161,182	$199,372

9. Inventories

	June 30, 2009	December 31, 2008
Raw materials	$60,223	$76,299
Work in progress	94,597	53,675
Finished goods	28,192	41,663
	$183,012	$171,637

10. Impairment Of Plant And Equipment

During the six months ended June 30, 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately 5 years.

11. Accounts Payable

An aging analysis of the accounts payable is as follows:

	June 30, 2009	December 31, 2008
Current	$109,023	$126,149
Overdue:
Within 30 days	30,814	26,525
Between 31 to 60 days	8,602	9,511
Over 60 days	18,260	23,734
	$166,699	$185,919

12. Indebtedness

Long-term and short-term debt is as follows:

	Maturity	Interest rate	June 30, 2009	December 31, 2008
Shanghai USD syndicate loan	2006–2011	1.80%–3.18%	$202,120	$266,050
Beijing USD syndicate loan*	2006–2012	3.31%–3.46%	300,060	300,060
EUR loan	2005–2012	1.27%–2.75%	60,163	72,037
Tianjin USD syndicate loan	2008–2012	2.41%–3.11%	259,000	259,000
			821,343	897,147
Less: Current portion of long-term
debt			205,344	360,629
Long-term debt			$615,999	$536,518
Short-term debt			$273,678	$201,258

*	In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (‘‘SMIB’’) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. SMIB has drawn down the full amount in 2006. The principal amount is originally repayable starting from December 2007 in six equal semi-annual installments. In 2008 and 2007, SMIB had repaid $199,960,000 and $99,980,000, respectively, according to the repayment schedule. On June 26, 2009, SMIB entered into an amendment to the syndicated loan agreement to extend the repayment date of the outstanding balance commencing from June 28, 2009 to December 28, 2011 and onwards. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms.

13. Promissory Notes

As set out in Note 22, the Company has been performing obligations under a settlement and license agreement with TSMC in 2005. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement The Company recorded a discount of $17,031,000 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% per annum and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid $15,000,000 and $15,000,000 in the six months ended June 30, 2009 and 2008 respectively. The outstanding promissory notes are as follows:

	June 30, 2009
Maturity	Face value	Discounted value
2009	15,000	14,746
2010	25,000	23,996
Less: Current portion of promissory notes	$30,000	29,242
Long-term portion of promissory notes	10,000	9,500

14. Noncontrolling Interest

In 2004, the Company incorporated Semiconductor Manufacturing International (AT) Corporation (‘‘AT’’) and Semiconductor Manufacturing International (Chengdu) Corporation (‘‘SMICD’’), a wholly-owned subsidiary of AT.

In 2005, AT issued Series A redeemable convertible preference shares (‘‘Series A shares’’) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased 1 million preference shares with $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed 8,000,000 Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of June 30, 2009, 30 million preferred shares are outstanding to noncontrolling interest holders and are redeemable. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as accretion of interest to noncontrolling interest. The changes in the Company’s ownership interest in AT upon redemption of noncontrolling stockholders did not have an impact on the equity attributable to the Company.

15. Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. For the six months ended June 30, 2009 and 2008, the Company recorded withholding income tax expense of $4,970,000 and $8,150,000 for license income generated from its PRC subsidiaries.

Subsidiaries in PRC

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various relevant income tax laws, regulations and policies (the ‘‘FEIT Laws’’).

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (‘‘New EIT Law’’) which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (‘‘FIEs’’) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may continue to be enjoyed until the end of the holiday. Tax holidays that have not started because the enterprise is not profitable will take effect regardless whether the FIEs are profitable in 2008.

According to Guofa (2007) No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (‘‘Circular 39’’) issued on December 26, 2007, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied of rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

On February 22, 2008, the PRC government promulgated Caishui (2008) No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (‘‘Caishui No.1’’). Pursuant to Caishui No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. Semiconductor Manufacturing International (Shanghai) Corporation (‘‘SMIS’’), SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (‘‘SMIT’’) have met such accreditation requirements.

15. Income Taxes (Continued)

Subsidiaries in PRC (Continued)

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

1)	SMIS

Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15%. According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (‘‘Circular 18’’) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) for FEIT rate starting from the first profit making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when the SMIS completed its first profit-making year. In accordance with the New EIT Law and Caishui No. 1, SMIS is eligible to continue enjoying 15% income tax rate and its tax holiday through its expiry in 2013.

2)	SMIB and SMIT

In accordance with the Circular 18 and Caishui No. 1, SMIB and SMIT are currently entitled to the preferential tax rate of 15% and will be entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses. Both entities were in loss positions as of June 30, 2009 and as a result the tax holiday has not yet taken effect.

3)	Semiconductor Manufacturing International (Chengdu) Corporation (‘‘SMICD’’)

Under the FEIT Laws, SMICD was qualified for a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. As of June 30, 2009, SMICD was still in a loss position. Pursuant to the New EIT Law, the tax holiday began in 2008 at the statutory tax rate of 25% despite the fact that SMICD had yet to be profitable. The applicable income tax rates for the years ended December 31, 2009, 2010, 2011, 2012 and thereafter are 0%, 12.5% 12.5%, 12.5% and 25%, respectively.

4)	SMIC Energy Technology (Shanghai) Corporation (‘‘SMIC Energy Technology’’)

SMIC Energy Technology is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under the FEIT Law, SMIC Energy Technology was subject to a preferential tax rate of 15% and qualified for a 5-year tax holiday (2-year full exemption followed by 3-year half reduction in FEIT rate) subsequent to its first profit-making year after utilizing all prior years’ tax losses or 2008 in accordance with the New EIT Law. The tax holiday commenced in 2007 and will continue until 2011. The statutory tax rate is gradually transiting to 25% within a 5-year transition period starting from 2008. The applicable income tax rates for the year ended December 31, 2009, 2010, 2011 and thereafter are 10%, 11%, 12% and 25%, respectively.

Subsidiaries in Other Jurisdictions

The Company’s other subsidiaries are subject to the respective local country’s income tax laws, including those of Japan, the United States of America, Taiwan, Europe and Hong Kong. For the six months ended June 30, 2009 and 2008, the Company’s US subsidiary had recorded current income tax expense of $126,000 and $126,000, respectively. For six months ended June 30, 2009 and 2008, the Company’s European subsidiary had recorded current income tax expense of $67,520 and $57,178, respectively. For the six months ended June 30, 2009 and 2008, the Company recorded income tax expense of $nil and $405,000, respectively, and recorded no income tax refunds for the service income generated in Japan. For the six months ended June 30, 2009 and 2008, the Company had minimal taxable income in Hong Kong.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

15. Income Taxes (Continued)

Subsidiaries in Other Jurisdictions (Continued)

The provision for income tax by location of the tax jurisdiction for the six months ended June 30, 2009 and 2008 are as follows:

	Six months ended June 30,
	2009	2008
PRC
— Current	14	—
— Deferred	(11,641)	12,449
Foreign
— Current	5,442	8,739
— Deferred	—	—
	$(6,185)	$21,188

The effective tax rate for the six months ended June 30, 2009 is (4.15%). The effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining the effective tax rate and in evaluating the tax positions.

Effective January 1, 2008, the Company adopted FASB Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109’’ (‘‘FIN 48’’), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have any impact on the Company total liabilities or shareholders’ equity. The Company has no material uncertain tax positions as of June 30, 2009 or unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

15. Income Taxes (Continued)

Subsidiaries in Other Jurisdictions (Continued)

Under the New EIT Law, profits earned subsequent to January 1, 2008 from a foreign invested enterprise that are distributed to a non-resident enterprise outside of China, will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for the Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. However, under Guoshuihan (2009) No. 81, a transaction or arrangement entered into for the primary purpose of being qualified for a preferential tax rate on dividends under a tax agreement would not be a valid reason for qualifying for such preferential treatment. Where a taxpayer inappropriately enjoyed the tax agreement treatment due to such a transaction or arrangement, the competent tax authorities are empowered to make appropriate adjustments that they deem appropriate. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2008 and June 30, 2009, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

16. Segment And Geographic Information

The Company is engaged primarily in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks. In accordance with SFAS No. 131, ‘‘Disclosures about Segments of an Enterprise and Related Information,’’ the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the condensed consolidated financial statements.

	Six months ended June 30,
	2009	2008
Total sales:
North America	$252,647	$383,126
Europe	7,043	68,360
Asia Pacific (Excluding Japan, Korea and Taiwan)	82,345	112,863
Taiwan	53,922	101,912
Japan	5,671	26,398
Korea	12,313	12,629
	$413,941	$705,288

Revenue is attributed to countries based on location of customer’s headquarters.

Substantially all of the Company’s long-lived assets are located in the PRC.

17. Loss From Operations

	Six months ended June 30,
	2009	2008
Loss from operations is arrived at after charging:
Depreciation and amortization of property, plant and equipment	$375,384	$367,247
Amortization of prepaid land use rights	748	621
Amortization of deferred cost	11,773	11,773
Amortization of acquired intangible assets	17,889	13,683

18. Transactions With Managed Government-Owned Foundries

The Company provides management services to Cension Semiconductor Manufacturing Corporation (‘‘Cension’’) and Wuhan Xinxin Semiconductor Manufacturing Corporation (‘‘Xinxin’’), which are government-owned foundries. Management service revenues under these arrangements for the six months ended June 30, 2009 and 2008 were $6,000,000 and $18,000,000, respectively.

In April 2008, the Company entered into an agreement with Cension to purchase equipment from Cension for approximately US$152 million. This equipment will be used for the Company’s future expansion.

The balance due from Cension and Xinxin as of June 30, 2009 was $131,072,000.

19. Commitments

(a)	Purchase Commitments

As of June 30, 2009 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by June 30, 2010.

At June 30, 2009
Facility construction	$49,675
Machinery and equipment	84,940
$134,615

(b)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In the six months ended June 30, 2009 and 2008, the Company incurred royalty expenses of $8,347,913 and $9,871,000, respectively.

19. Commitments (Continued)

(c)	Operating Lease as Lessee

The Company leases land use rights, gas tanks and other operational equipment under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases at June 30, 2009 are as follows:

Year ending
2009	$588
2010	336
2011	278
2012	238
2013	216
Thereafter	3,963
$5,619

The total operating lease expenses recorded in the six months ended June 30, 2009 and 2008 was $226,746 and $344,000, respectively.

20. Reconciliation Of Basic And Diluted Loss Per Ordinary Share

	Six months ended June 30,
	2009	2008
(in US$ thousands except per share data)

Loss attributable to Semiconductor Manufacturing International Corporation	(276,537)	(270,484)
Basic and diluted:
Weighted average ordinary shares outstanding	22,347,864,588	18,583,252,272
Less: Weighted average ordinary shares outstanding subject to repurchase	—	(82,582)
Weighted average shares used in computing basic and diluted loss
per ordinary share	22,347,864,588	18,583,169,690
Net loss per share attributable to Semiconductor Manufacturing International
Corporation ordinary shareholders, basic and diluted	$(0.01)	$(0.01)

As of June 30, 2009 and 2008, the Company had 76,500,537 and 128,831,259 ordinary share equivalents outstanding, respectively, that could have potentially diluted loss per share in the future, but which were excluded from the computation of diluted loss per share as their effect would have been anti-dilutive due to the net loss reported in the period.

21. Dividend

No dividend has been paid or declared by the Company during the six months ended June 30, 2009, and 2008, respectively.

22. Litigation

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of a settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under that settlement agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (‘‘PRC Complaint’’). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached a settlement agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15–17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.

On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.

On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.

On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 micron process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.

22. Litigation (Continued)

During the pre-trial proceedings in the matter, as noted above under ‘‘Overview of TSMC Litigation’’, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to ‘‘meet and confer’’ prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.

On May 1, 2009, the Company filed motions for summary adjudication against TSMC’s claims for breach of promissory notes and violation of the California Uniform Trade Secrets Act. On July 20, 2009, the Court denied the Company’s motions.

On May 1, 2009, TSMC filed a motion for summary adjudication of various of the Company’s affirmative defenses. On July 20, 2009, the Court granted in part and denied in part TSMC’s motion. The Company believes the Court’s ruling, to the extent it granted in part TSMC’s motion, is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.

On August 10, 2009, TSMC moved for sanctions based on the alleged intentional destruction by the Company of certain documentary evidence relevant to the litigation. The Court granted the motion in part, and ruled that as a sanction, the Company’s trade secret cross claims will be severed and continued to a separate trial to allow recovery of files from the Company’s archival backups. Additionally, the Court has stated it will instruct the jury that it is allowed, but not required, to decide certain issues at trial against the Company on the basis of loss of evidence. The Company believes the order is erroneous. It is appealable only upon the filing of a final judgment in the lawsuit.

On September 8, 2009, jury trial commenced upon all liability issues related to a selected list of TSMC trade secret claims. It is anticipated that the jury will render a verdict in mid-November, 2009. Following the jury’s verdict in this trial, the Court is expected to set a trial date for the Company’s trade secret misappropriation cross claims against TSMC.

In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. The Court rendered its first-instance judgment on June 10, 2009. Claims of SMIC against TSMC were not supported by the Court in the first-instance judgment. SMIC has appealed the first-instance judgment to the PRC Supreme People’s Court.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. The company is still evaluating whether or not the litigation represents such an event. The Company cannot predict the outcome of the litigation. However, an adverse judgment on TSMC’s claim for breach of contract could result in a termination of the patent license and an adverse judgment on either TSMC’s claim for breach of contract or its trade secret misappropriation claim could have a materially adverse affect on the Company’s financial position and results of operations. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Board of Directors (the ‘‘Board’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2009, and would like to express their gratitude to the shareholders and their staff for the support of the Company.

Sales

Sales decreased by 41.3% from US$705.3 million for the six months ended June 30, 2008 to US$413.9 million for the six months ended June 30, 2009, primarily as a result of worldwide economic downturn. The number of wafers the Company shipped decreased by 40.5%, from 856,373 8-inch wafer equivalents to 509,943 8-inch wafer equivalents, between these two periods. The simplified average selling price of total revenue during this period decreased by 1.5% from US$824 per wafer to US$812 per wafer.

Cost of Sales and Gross Loss

Cost of sales decreased by 22.5% from US$717.0 million for the six months ended June 30, 2008 to US$556.2 million for the six months ended June 30, 2009. This decline was primarily due to decreased wafer shipments.

The Company had a gross loss of US$142.3 million for the six months ended June 30, 2009 compared to a gross loss of US$11.7 million for the six months ended June 30, 2008. Gross margins decreased to (34)% for the six months ended June 30, 2009 from (2)% for the six months ended June 30, 2008. The decrease in gross margin was primarily due to lower fab utilization.

Operating Income, Expenses and Loss from Operations

Operating expenses increased by 1.0% from US$126.8 million for the six months ended June 30, 2008 to US$128.3 million for the six months ended June 30, 2009 (excluding the income from the disposal of properties and the $105.8 million impairment loss).

Research and development expenses decreased by 6.9% from US$71.9 million for the six months ended June 30, 2008 to US$66.9 million for the six months ended June 30, 2009 primarily due to increased government subsidies.

Selling and marketing expenses increased by 20.3% from US$9.2 million for the six months ended June 30, 2008 to US$11.1 million for the six months ended June 30, 2009 due to higher tax expenses related to selling activities.

General and administrative expenses remained relatively flat at US$32.1 million for the six months ended June 30, 2009 as compared to US$31.9 million for the six months ended June 30, 2008.

An asset impairment loss of $105.8 million was recorded in Q1 2008 relating to the Beijing facility as a result of the decision to exit the commodity DRAM business.

Income from the disposal of properties decreased from a gain of US$1.6 million for the six months ended June 30, 2008 to a loss of US$0.2 million for the six months ended June 30, 2009.

The Company’s operating loss was US$270.6 million for the six months ended June 30, 2009 compared to operating loss of US$242.6 million for the six months ended June 30, 2008.

The Company’s operating margin was (65.4)% for the six months ended June 30, 2009 and (34.4)% for the six months ended June 30, 2008.

Other Income (Expenses)

Other expenses increased by 17.0% from US$8.8 million for the six months ended June 30, 2008 to US$10.3 million for the six months ended June 30, 2009. This increase was primarily attributable to foreign exchange loss of US$0.1 million for the six months ended June 30, 2009 from a gain of US$12.8 million for the six months ended June 30, 2008. Also, interest income decreased by 86.3%, from US$7.8 million for the six months ended June 30, 2008 to US$1.1 million for the six months ended June 30, 2009. However, interest expense decreased by 57.3% from US$32.5 million for the six months ended June 30, 2008 to US$13.9 million for the six months ended June 30, 2009.

The Company’s net foreign exchange gain and loss, including operating, financing, and investing activities, was a gain of US$4.7 million for the six months ended June 30, 2009 compared to a gain of US$16.5 million for the six months ended June 30, 2008.

Net Loss

Due to the factors described above, the Company had a net loss attributable to holders of ordinary shares of US$276.5 million for the six months ended June 30, 2009 compared to a net loss of US$270.5 million for the six months ended June 30, 2008.

Liquidity and Capital Resources

As a result of the business downturn in the first half of 2009, the Company has substantially reduced its capital expenditures. The Company incurred capital expenditures of US$44.9 million for the six months ended June 30, 2009 as compared to US$367 million for the six months ended June 30, 2008. The Company has financed substantial capital expenditure requirements through the cash flows from operations and bank borrowings.

As of June 30, 2009, the Company had US$435.6 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, European Euro, and Chinese Renminbi. The net cash provided by operating activities decreased by 57.2% from US$283.4 million for the six months ended June 30, 2008 to US$121.3 million for the six months ended June 30, 2009.

The Company’s net cash used in investing activities was US$109.1 million for the six months ended June 30, 2009, primarily attributable to purchases of plant and equipment for the Mega Fab in Shanghai, Mega Fab in Beijing, Fab 7 and Fab 8 as well as costs associated with the construction of Fab 8. Net cash used in investing activities was US$473.8 million for the six months ended June 30, 2008, primarily attributable to purchases of plant and equipment for the Mega Fab in Shanghai, Mega Fab in Beijing, Fab 7, and Fab 8 as well as costs associated with the construction of Fab 8.

The Company’s net cash used in financing activities was US$27.3 million for the six months ended June 30, 2009. This was primarily resulting from US$398.0 million in proceeds from short-term borrowings, US$15.0 million in the repayment of promissory notes, US$325.6 million in the repayment of short-term borrowings, and US$75.8 million in the repayment of long-term debt.

As of June 30, 2009, the Company’s outstanding long-term liabilities primarily consisted of US$616.0 million in secured bank loans, and US$205.3 million classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in December 2006 with the last payments due in December 2012.

2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (‘‘SMIC Shanghai’’) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. As of December 31, 2007, SMIC Shanghai had fully drawn down US$600.0 million on this loan facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of June 30, 2009, SMIC Shanghai has repaid US$397.9 million according to the repayment schedule. The interest rate on this loan facility ranged from 1.8% to 3.2% for the six months ended June 30, 2009. The interest expense incurred for the six months ended June 30, 2009 and 2008 was US$3.1 million and US$9.2 million of which US$0.3 million and US$2.7 million was capitalized additions to assets under construction for the six months ended June 30, 2009 and 2008, respectively.

The long-term loan agreement entered into in June 2006 contains the following covenants:

     Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

     Financial covenants for the Borrower including:

1.	Consolidated Tangible Net Worth of no less than US$1,200 million;

2.	Consolidated Total Borrowings to Consolidated Tangible Net Worth of:

(a) no more than 60% for periods up to and including December 31, 2008; and

(b) no more than 45% thereafter;

3.	Consolidated Total Borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x.

4.	Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Financial covenants for the Guarantor (the Company) including:

1.	Consolidated Tangible Net Worth of no less than US$2,300 million;

2.	Consolidated Net Borrowings to Consolidated Tangible Net Worth of:

	(a)	no more than 50% for period up to and including June 30, 2009;

	(b)	no more than 40% thereafter.

3.	Consolidated Net Borrowings to trailing four quarters EBITDA of:

	(a)	no more than 1.50x for periods up to and including June 30, 2009;

	(b)	no more than 1.30x thereafter.

The Company and its related subsidiary have complied with these covenants (unless otherwise waived by the lenders to such agreement) as of June 30, 2009.

2009 Loan Facility (SMIC Shanghai). In June 2009, SMIC Shanghai entered into a new two year USD denominated loan facility arrangement for US$110.0 million with the Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate requirement for SMIC Shanghai’s 12-inch fab.

As of June 30, 2009, SMIC Shanghai had not drawn down any amount under this facility.

2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (‘‘SMIC Beijing’’) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of December 31, 2006, SMIC Beijing had fully drawn-down US$600.0 million on this loan facility. As of June 30, 2009, SMIC Beijing had repaid US$299.9 million according to the repayment schedule. On June 26, 2009, SMIC Beijing entered into an amendment to the syndicated loan agreement to extend the repayment date of the outstanding balance commencing from June 28, 2009 to December 28, 2011 and onwards. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The interest rate on this loan facility ranged from 3.3% to 3.5% for the six months ended June 30, 2009. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest expense incurred for the six months ended June 30, 2009 and 2008 was US$5.2 million and US$15.9 million of which US$0.2 million and US$1.2 million was capitalized as additions to assets under construction for the six months ended June 30, 2009 and 2008, respectively.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.	Where [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses < 1; and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

SMIC Beijing has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of June 30, 2009.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by us in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.

As of June 30, 2009, Semiconductor Manufacturing International (Tianjin) Corporation (‘‘SMIC Tianjin’’) had drawn down EUR 15.1 million and repaid an aggregated amount of EUR 10.6 million. As of June 30, 2009, the remaining balance is EUR 4.5 million, with the U.S. dollar equivalent of US$6.4 million. The interest rate on this loan facility ranged from 1.4% to 2.8% for the six months ended June 30, 2009. The interest expense incurred for the six months ended June 30, 2009 and 2008 were US$0.1 million and US$0.4 million of which US$0.03 million and US$0.05 million was capitalized additions to assets under construction for the six months ended June 30, 2009 and 2008, respectively.

As of June 30, 2009, SMIC Shanghai had drawdown EUR 56.9 million and repaid an aggregated amount of EUR 18.5 million. As of June 30, 2009, the remaining balance is EUR 38.4 million, with the US dollar equivalent of US$53.8 million. The interest rate on this loan facility ranged from 1.3% to 2.3% for the six months ended June 30, 2009. The interest expense incurred for the six months ended June 30, 2009 and 2008 was US$0.5 million and US$0.9 million of which US$0.03 million and US$0.3 million was capitalized additions to assets under construction for the six months ended June 30, 2009 and 2008, respectively.

2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of June 30, 2009, SMIC Tianjin had drawn down US$259.0 million on this loan facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. The interest rate on the loan ranged from 2.4% to 3.1% for the six months ended June 30, 2009. The interest expense incurred for the six months ended June 30, 2009 and 2008 were US$5.3 million and US$2.4 million, of which US$1 million and US$0.56 million was capitalized as additions to assets under construction for the six months ended June 30, 2009 and 2008, respectively.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the facility:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses < 1; and

2.	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

SMIC Tianjin has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of June 30, 2009.

Short-term Credit Agreements. As of June 30, 2009, the Company had short-term credit agreements that provided total credit facilities up to approximately US$346.6 million on a revolving credit basis. As of June 30, 2009, the Company had drawn down approximately US$273.7 million under these credit agreements and approximately US$72.9 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$22.6 million, which is secured by term deposits. The interest expense incurred for the six months ended June 30, 2009 and 2008 were US$6.4 million and US$3.0 million, respectively. The interest rate on the loans ranged from 1.1% to 8.8% for the six months ended June 30, 2009.

Capitalized Interest

Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$2.2 million and US$4.7 million have been added to the cost of the underlying assets during the six months ended June 30, 2009 and June 30, 2008, respectively. For the six months ended June 30, 2009 and June 30, 2008, the Company recorded amortization expenses relating to the capitalized interest of US$4.5 million and US$3.4 million, respectively.

Commitments

As of June 30, 2009, the Company had commitments of US$50 million for facilities construction obligations in Chengdu, Beijing, Tianjin and Shanghai, and US$85 million to purchase machinery and equipment for the testing facility in Chengdu and for the Beijing, Tianjin and Shanghai fabs.

Debt to Equity Ratio

As of June 30, 2009, the Company’s debt to equity ratio was 44% calculated by dividing the sum of the short-term borrowings, current portion of long-term debt, and long-term debt by total shareholders’ equity.

Contingent Liabilities

As of June 30, 2009, the Company did not have any material contingent liabilities.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenues, expenses, and capital expenditure are primarily transacted in United States Dollars. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., the Company enters into transactions in other currencies and is primarily exposed to changes in exchange rates for the EURO, Japanese Yen, and Chinese Renminbi.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or EURO and do not qualify for hedge accounting in accordance with SFAS No. 133. As of June 30, 2009, the Company had outstanding foreign currency forward exchange contracts with a notional amount of US$25.1 million all of which matured in June 2009. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.

As of June 30, 2009, the fair value of foreign currency forward exchange contracts was approximately US$(0.016) million, which is recorded in accrued expenses and other current liabilities. The Company does not enter into foreign currency exchange contracts for speculative purposes.

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest on the Company’s EURO denominated loans are linked to the EURIBOR. As a result, the interest on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

The company has entered into interest rate hedging contracts commencing from May 2009. The interest rate swap contract qualified for hedge accounting in accordance with SFAS No. 133.

As of June 30, 2009, the Company had outstanding interest rate swap contracts with a notional amount of US$24 million all of which will mature in August 2012.

Cross Currency Swap Fluctuation Risk

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The company is primarily exposed to changes in exchange rate for the EURO.

To minimize the risk, the company entered into a cross currency swap contract with contract terms fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from the foreign-currency denominated loan. The cross currency swap contract does not qualify for hedge accounting in accordance with SFAS No. 133.

As of June 30, 2009, the Company had outstanding cross currency swap contracts with a notional amount of US$30.2 million all of which matured in May 2012. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.

As of June 30, 2009, the fair value of foreign currency forward exchange contracts was a loss of approximately US$0.374 million, which is recorded in accrued expenses and other current liabilities. The Company does not enter into foreign currency exchange contracts for speculative purposes.

Litigation

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of a settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under that settlement agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (‘‘PRC Complaint’’). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached a settlement agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15–17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.

On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.

On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.

On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 micron process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.

During the pre-trial proceedings in the matter, as noted below under ‘‘Overview of TSMC Litigation’’, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to ‘‘meet and confer’’ prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.

On May 1, 2009, the Company filed motions for summary adjudication against TSMC’s claims for breach of promissory notes and violation of the California Uniform Trade Secrets Act. On July 20, 2009, the Court denied the Company’s motions.

On May 1, 2009, TSMC filed a motion for summary adjudication of various of the Company’s affirmative defenses. On July 20, 2009, the Court granted in part and denied in part TSMC’s motion. The Company believes the Court’s ruling, to the extent it granted in part TSMC’s motion, is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.

On August 10, 2009, TSMC moved for sanctions based on the alleged intentional destruction by the Company of certain documentary evidence relevant to the litigation. The Court granted the motion in part, and ruled that as a sanction, the Company’s trade secret cross claims will be severed and continued to a separate trial to allow recovery of files from the Company’s archival backups. Additionally, the Court has stated it will instruct the jury that it is allowed, but not required, to decide certain issues at trial against the Company on the basis of loss of evidence. The Company believes the order is erroneous. It is appealable only upon the filing of a final judgment in the lawsuit.

On September 8, 2009, jury trial commenced upon all liability issues related to a selected list of TSMC trade secret claims. It is anticipated that the jury will render a verdict in mid-November, 2009. Following the jury’s verdict in this trial, the Court is expected to set a trial date for the Company’s trade secret misappropriation cross claims against TSMC.

In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. The Court rendered its first-instance judgment on June 10, 2009. Claims of SMIC against TSMC were not supported by the Court in the first-instance judgment. SMIC has appealed the first-instance judgment to the PRC Supreme People’s Court.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. The company is still evaluating whether or not the litigation represents such an event. The Company cannot predict the outcome of the litigation. However, an adverse judgment on TSMC’s claim for breach of contract could result in a termination of the patent license and an adverse judgment on either TSMC’s claim for breach of contract or its trade secret misappropriation claim could have a materially adverse affect on the Company’s financial position and results of operations. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

Employees

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2008 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

Prospects and Future Plans

In the second half of 2009, the Company expects continued business recovery as the global economy further recovers and customer demand returns. We expect our third quarter 2009 revenue to grow by 14% to 18% sequentially compared to our second quarter 2009 revenue. The Company is focused on its advanced technology capabilities and anticipates 65nm risk production in the third quarter of 2009. Lastly, we will continue to exercise tight capital expenditure control and remain committed to enhancing our product mix.

Share Capital

During the six months ended June 30, 2009, the Company issued 1,772,000 Ordinary Shares to certain of the Company’s eligible participants including employees, directors, officers and service providers of the Company (‘‘eligible participants’’) pursuant to the Company’s 2004 stock option plan (the ‘‘Stock Option Plan’’) and 23,854,845 ordinary shares to certain of the eligible participants pursuant to the Company’s 2004 equity incentive plan.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2009	22,353,411,672

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (‘‘Restricted Share Units’’) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date, and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1, 2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units pursuant to which the Company issued an aggregate of 3,407,216 ordinary shares to its eligible participants on or around January 1, February 27, March 1, March 3, March 23, May 30, July 1, September 1, September 16, October 1 and October 16, 2007. For the twelve months ended December 31, 2007, the Compensation Committee granted a total of 40,519,720 Restricted Share Units and for the six months ended June 30, 2008, the Compensation Committee granted a total of 39,827,100 Restricted Share Units. And for the six months ended June 30, 2009, the Compensation Committee granted a total of 787,797 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate Restricted Share Units
(the actual number may change
Vesting Dates	due to the departure of employees prior to vesting)
2009
1-Jan	22,009,600
21-Jan	200,000
22-Jan	8,400
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
23-Mar	175,000
30-Mar	16,667
1-Apr	75,000
1-May	75,000
15-May	62,500
22-May	8,750
31-May	16,333
1-Jun	122,545
16-Jun	250,000
21-Jun	112,500
1-Jul	866,564
1-Aug	640,000
1-Sep	10,756,175
13-Sep	250,000
16-Sep	125,000
30-Sep	131,250
1-Oct	743,334
16-Oct	222,216
27-Oct	100,000
1-Nov	333,333
14-Nov	100,000
1-Dec	101,930
6-Dec	100,000
12-Dec	75,000

Approximate Restricted Share Units
(the actual number may change
Vesting Dates	due to the departure of employees prior to vesting)
2010
1-Jan	15,195,850
21-Jan	200,000
22-Jan	8,400
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	52,870
30-Mar	16,667
1-Apr	75,000
1-May	75,000
15-May	62,500
22-May	8,750
31-May	16,333
1-Jun	122,545
16-Jun	250,000
21-Jun	112,500
1-Jul	579,917
1-Sep	741,951
16-Sep	125,000
30-Sep	131,250
1-Oct	743,334
16-Oct	222,216
27-Oct	100,000
1-Nov	333,333
14-Nov	100,000
1-Dec	101,930
6-Dec	100,000
12-Dec	75,000

Approximate Restricted Share Units
(the actual number may change
Vesting Dates	due to the departure of employees prior to vesting)
2011
1-Jan	8,948,100
16-Jan	12,500
21-Jan	200,000
22-Jan	8,400
29-Jan	75,000
1-Feb	20,000
13-Feb	75,000
16-Feb	75,000
19-Mar	13,320
30-Mar	16,667
1-Apr	75,000
13-May	12,500
22-May	8,750
31-May	16,333
1-Jul	474,917
1-Sep	18,720
16-Sep	50,000
1-Oct	63,334
16-Oct	150,000
1-Nov	333,333
1-Dec	75,000
12-Dec	75,000
2012
1-Jan	77,250
16-Jan	12,500
19-Mar	13,320
13-May	12,500
1-Jul	15,750
1-Sep	18,720
2013
1-Jan	66,750
16-Jan	12,500
19-Mar	13,320
2014
28-Feb	96,950
19-Mar	13,320
2015
28-Feb	96,949
2016
28-Feb	96,950
2017
28-Feb	96,948

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2009.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Code on Corporate Governance Practices (the ‘‘CG Code’’) as set out in Appendix 14 of the Listing Rules, contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the ‘‘Code Provisions’’) and recommended best practices to which an issuer is encouraged to comply (the ‘‘Recommended Practices’’). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, respectively) (the ‘‘CG Policy’’). The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under ‘‘Corporate Governance’’, incorporates all of the Code Provisions of the CG Code except for paragraph E1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices.

In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy. None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2009 to June 30, 2009, in compliance with the CG Policy.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the ‘‘Insider Trading Policy’’) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the ‘‘Model Code’’). The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended June 30, 2009. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of eight Directors and one Alternate Director as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of directors eligible for re-election at each annual general meeting of shareholders.

Each class of Director will serve a term of three years. The Class I Directors were re-elected for a term of three years at the 2008 AGM (except Edward S Yang and Gao Yonggang who were re-elected and elected, respectively, at the 2009 AGM) to hold office until the 2011 annual general meeting of the Company. The Class II Directors were re-elected for a term of three years at the 2009 AGM (except Chen Shanzhi who was elected at that AGM) to hold office until the 2012 annual general meeting of the Company. The Class III Directors were re-elected at the 2007 AGM for a term of three years (except Zhou Jie who was re-elected at the 2009 AGM) to hold office until the 2010 annual general meeting of the Company.

For the six months ended June 30, 2009, the Board at all times exceeded the minimum requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors on the Board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise. The roles of the chairman and chief executive officer are segregated and such roles are exercised by Jiang Shang Zhou and Richard Ru Gin Chang respectively.

The following table sets forth the names, classes and categories of the directors as at the date of this report:

Name of Director	Category of Director	Class of Director
Jiang Shang Zhou	Chairman, Independent Non-executive Director	Class II
Richard Ru Gin Chang	President, Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Non-executive Director	Class I
Edward S Yang	Independent Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Wang Zheng Gang	Alternate Director to Zhou Jie	Class III

On an annual basis, each independent non-executive director confirms his independence to the Company, and the Company considers these directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Please refer to the section entitled ‘‘Changes in directorate and update of Directors’ information’’ in ‘‘Other Information’’ below for further details on the changes in the members of the Board and certain information relating to the Directors during the course of the their respective terms of office.

WAIVER FROM COMPLIANCE WITH THE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules which are still in effect.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and the interim financial statements of the Company for the six months ended June 30, 2009.

CHANGES IN DIRECTORATE AND UPDATE OF DIRECTORS’ INFORMATION

Changes in the Members of the Board of Directors

As previously disclosed by the Company, there were the following changes in the members of the Board, between the period from January 1, 2009 and the date of this interim report.

  on January 13, 2009, Henry Shaw retired as Class I Independent Non-executive Director of the Company;

  on January 23, 2009, Zhou Jie was appointed as Class III Non-executive Director of the Company, and Wang Zheng Gang resigned as Non-executive Director of the Company and was appointed as Alternate Director to Zhou Jie;

  on February 5, 2009, Edward S Yang was appointed as Class I Independent Non-executive Director of the Company;

  at the 2009 AGM, Edward S Yang was re-elected as a Class I Independent Non-executive Director of the Company, Jiang Shang Zhou and Lip-Bu Tan were re-elected as Class II Independent Non-executive Directors of the Company, Zhou Jie was re-elected as a Class III Non-executive Director of the Company. At the same AGM, Chen Shanzhi and Gao Yonggang were elected as a Class II Non-executive Director of the Company and a Class I Non-executive Director of the Company, respectively; and

  Yang Yuan Wang has resigned as a Class III Independent Non-Executive Director and Chairman of the Board with effect from the closing of the 2009 AGM and has been appointed as the Honorary Chairman and Chief Scientific Advisor of the Company for the purposes of providing strategic advice to the Company with effect upon his resignation. Jiang Shang Zhou was appointed as Chairman of the Board with effect from the closing of the 2009 AGM.

Changes in, and Updates to, Previously Disclosed Information Relating to the Directors

As required under the Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:

  Jiang Shang Zhou was appointed as a director of Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (Chengdu) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation and SMIC Energy Technology (Shanghai) Corporation which took effect upon the resignation of Wang Yang Yuan, the Company’s ex-Independent Non-executive Director and Chairman, on June 23, 2009. In addition, Mr. Jiang was also appointed as the Chairman of the board of directors of Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Chengdu) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation and SMIC Energy Technology (Shanghai) Corporation which also took effect upon on the same day;

  Tsuyoshi Kawanishi resigned from the board of directors of Asyst Technologies, Inc. and FTD Technology Pte. Ltd. in 2008 and Mr. Kawanishi also resigned from the board of directors of T.S.C. Japan, the chairman of Society of Semiconductor Industry Seniors in Japan and the chairman of SIP Consortium of Japan in 2009;

  Gao Yonggang was appointed as the Chairman of the board of directors of Datang Capital (Beijing) Co., Ltd. in 2009;

  Chen Shanzhi was appointed as the Chief Information Officer of Datang Telecom Technology & Industry Group in 2009; and

  Wang Zheng Gang was appointed as a director of Shanghai Luqiao Development Co., Ltd. in 2009.

Each of the Directors referred to above has confirmed the accuracy, and accepted responsibility of, the above information.

INTERIM REPORT

The Interim Report for the six months ended June 30, 2009 containing financial statements and notes to the accounts will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (http://www.smics.com) in due course.

SAFE HARBOR STATEMENTS (UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995)

This announcement contains, in addition to historical information, ‘‘forward-looking statements’’ within the meaning of the ‘‘safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like ‘‘believe,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘project’’ and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

In addition to the information contained in this interim report, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on June 22, 2009, especially in the ‘‘Risk Factors’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ sections, and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this interim report.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a results of new information, future events or otherwise.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Edward S Yang as Independent Non-Executive Directors of the Company.

By order of the Board of Directors
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
September 21, 2009

*	for identification only